April 2, 2007


Securities and Exchange Commission
Attn: Filing Desk, Stop 1-4
450 Fifth Street, N.W
Washington, DC 20549

RE:  Rule 17f-2
     BlackRock Bond Allocation Target Shares
     Registration No. 811-21457, CIK No. 0001221845

Ladies and Gentlemen:

On behalf of our client BLACKROCK BOND ALLOCATION TARGET SHARES, we are filing electronically one copy of the EDGARized version of our examination report dated June 16, 2006 submitted pursuant to the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 as of May 31, 2006.

Yours truly,


Tim Mundy
Partner


Enclosure

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Trustees of BlackRock Bond Allocation Target Shares:


We have examined management's assertion included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940 that BlackRock Bond Allocation Target Shares (the "Portfolios") complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 ("the Act") as of May 31, 2006. Management is responsible for the Portfolios' compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Portfolios' compliance based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants, as adopted by the Public Company Accounting Oversight Board (United States), and, accordingly, included examining, on a test basis, evidence about the Portfolios' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of May 31, 2006, and with respect to agreement of security purchases and sales, for the period from January 31, 2006 (the date of the last examination) through May 31, 2006:

     o Confirmation of all securities held by institutions in book entry form for the account of PNC Bank, on behalf of PFPC Trust Company (the "Custodian" of the Portfolios), by The Depository Trust Company and the Federal Reserve Bank of Boston;

     o Confirmation of all securities hypothecated, pledged, placed in escrow, or out for transfer with brokers, pledgees and/or transfer agents;

     o Reconciliation of all such securities to the books and records of the Portfolios and the Custodian;

     o Agreement of one security purchase and one security sale or maturity since our last report from the books and records of the Portfolios to broker confirmations.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Portfolios' compliance with specified requirements.

In our opinion, management's assertion that the Portfolios complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 as of May 31, 2006 with respect to securities reflected in the investment account of the Portfolios is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of the Portfolios and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.



DELOITTE & TOUCHE LLP
Philadelphia, Pennsylvania
June 16, 2006

Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940


We, as members of management of BlackRock Bond Allocation Target Shares (the "Portfolios"), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," under the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Portfolios' compliance with the requirements of subsections
(b) and (c) of Rule 17f-2 as of May 31, 2006, and from January 31, 2006 (the date of the last examination) through May 31, 2006.

Based on this evaluation, we assert that the Portfolios were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 as of May 31, 2006, and from January 31, 2006 (the date of the last examination) through May 31, 2006, with respect to securities reflected in the investment account of the Portfolios.




--------------------------------
Henry Gabbay, President


--------------------------------
William McGinley, Treasurer

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  FORM N-17F-2

               Certificate of Accounting of Securities and Similar
                          Investments in the Custody of
                         Management Investment Companies

                    Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

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1. Investment Company Act File Number:                                            Date examination completed:

811-21457                                                                         MAY 31, 2006

--------------------------------------------------------------------------------- ------------------------------------
2. State identification Number:
      ------------------ ------------------ ------------------ ------------------ ----------------- ------------------
      AL                 AK                 AZ                 AR                 CA                CO
      ------------------ ------------------ ------------------ ------------------ ----------------- ------------------
      CT                 DE                 DC                 FL                 GA                HI
      ------------------ ------------------ ------------------ ------------------ ----------------- ------------------
      ID                 IL                 IN                 IA                 KS                KY
      ------------------ ------------------ ------------------ ------------------ ----------------- ------------------
      LA                 ME                 MD                 MA                 MI                MN
      ------------------ ------------------ ------------------ ------------------ ----------------- ------------------
      MS                 MO                 MT                 NE                 NV                NH
      ------------------ ------------------ ------------------ ------------------ ----------------- ------------------
      NJ                 NM                 NY                 NC                 ND                OH
      ------------------ ------------------ ------------------ ------------------ ----------------- ------------------
      OK                 OR                 PA                 RI                 SC                SD
      ------------------ ------------------ ------------------ ------------------ ----------------- ------------------
      TN                 TX                 UT                 VT                 VA                WA
      ------------------ ------------------ ------------------ -------------------------------------------------------
      WV                 WI                 WY                 PUERTO RICO
      ----------------------------------------------------------------------------------------------------------------
      Other (specify):
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3. Exact name of investment company as specified in registration statement: BLACKROCK BOND ALLOCATION TARGET SHARES

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4. Address of principal executive officer (number, street, city, state, zip code):

     100 Bellevue Parkway, Wilmington, DE 19809

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